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03050689

May 20, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


RECD S.E.C.
MAY 2 1 2003
1086

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release announcing Air France's statistics for fiscal year 2002-2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/248981.4

Information


AIR FRANCE

Statistics

Fiscal 2002-03	Quarter to 31 March			Fiscal year		
	2003	2002	Change	2003	2002	Change
Air France Group						
Passenger Operations						
ASK (in millions)	32,070	30,760	+4.3%	131,247	127,819	+2.7%
RPK (in millions)	23,906	23,534	+1.6%	99,960	97,167	+2.9%
Load factor	74.5%	76.5%	-2.0pt	76.2%	76.0%	+0.2pt
RASK (in cents)	7.11	7.49	-5.0%	7.38	7.42	-0.5%
Excluding currency and network mix effects			-2.4%			+1.0%
RPKT (in cents)	9.54	9.76	-2.3%	9.70	9.76	-0.6%
Excluding currency and network mix effects			+0.3%			+0.9%
Cargo operations						
TKO (in millions)	1,921	1,887	+1.9%	8,339	7,918	+5.3%
TKT (in millions)	1,282	1,231	+4.1%	5,445	5,117	+6.4%
Load factor	66.8%	65.2%	+1.5pt	65.3%	64.6%	+0.6pt
RTKO (in cents)	16.34	16.76	-2.4%	15.74	15.86	-0.7%
Excluding currency effects			+4.8%			+4.3%
RTKT (in cents)	24.48	25.65	-4.6%	24.11	24.53	-1.7%
Excluding currency effects			+2.6%			+3.3%
Group unit costs						
C/EASK (in cents)	7.19	7.24	-0.7%	7.11	7.03	-1.1%
Air France						
Passenger operations						
ASK (in millions)	30,889	29,682	+4.1%	126,533	123,733	+2.3%
RPK (in millions)	23,272	22,951	+1.4%	97,151	94,853	+2.4%
Load factor	75.3%	77.3%	-2.0 pt	76.8%	76.7%	+0.1pt
RASK (in cents)	6.77	7.15	-5.4%	7.05	7.12	-1.0%
Excluding currency and network mix effects			-2.2%			+1.1%
RPKT (in cents)	8.98	9.25	-2.9%	9.18	9.28	-1.1%
Excluding currency effects			+0.4%			+1.0%
Air France unit costs						
C/EASK (in cents)	6.96	6.95	+0.2%	6.73	6.80	-1.0%

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website : www.airfrance-finance.com